EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2017
Assets
Current assets:
Cash and cash equivalents	$14,908
Receivables, net	312,643
Inventories	125,397
Prepaid expenses and other current assets	10,851
Total current assets	463,799
Property, plant and equipment, net	470,764
Goodwill	44,057
Identifiable intangible and other assets, net	56,337
Total	$1,034,957
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$203,119
Income taxes payable	139
Current portion of long-term debt	140,392
Total current liabilities	343,650
Long-term debt	24,401
Deferred income taxes	73,354
Other long-term liabilities	42,523
Parent’s net investment:
Parent’s net investment	555,980
Accumulated other comprehensive loss	(4,951)
Total parent’s net investment	551,029
Total	$1,034,957

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended March 31, 2017
Net sales	$885,264
Cost of sales	682,435
Gross profit	202,829
Operating costs and expenses:
Selling and distribution	149,745
General and administrative	16,574
Amortization of intangibles	3,149
Restructuring and non-recurring costs, net	103
Total operating costs and expenses	169,571
Operating income	33,258
Other expense:
Interest expense	3,147
Other expense, net	29,473
Total other expense	32,620
Income before income taxes	638
Income taxes	735
Net loss	(97)
Other comprehensive income, net of tax	27
Comprehensive loss	$(70)